EXHIBIT 12.2

                                           BOISE CASCADE CORPORATION AND SUBSIDIARIES
                                           Ratio of Earnings to Combined Fixed Charges
                                               and Preferred Dividend Requirements
                                                                                                            Nine Months
                                                           Year Ended December 31                       Ended September 30
                                         _________________________________________________________    ______________________
                                           1994        1995        1996        1997         1998         1998         1999
                                         _________   _________   _________   _________   _________    _________    _________
                                                  (dollar amounts expressed in thousands)
Interest costs                           $ 169,170   $ 154,469   $ 146,234   $ 153,691   $ 174,541    $ 132,989    $ 118,803
Interest capitalized during the period       1,630       3,549      17,778      10,575       1,341          537          212
Interest factor related to
  noncapitalized leases(a)                   9,161       8,600      12,982      11,931      11,308        9,212        9,571
Preferred stock dividend
  requirements - pretax                     81,876      59,850      65,207      44,686      19,940       19,931       16,940
                                         _________   _________   _________   _________   _________    _________    _________
Combined fixed charges and
  preferred dividend requirements        $ 261,837   $ 226,468   $ 242,201   $ 220,883   $ 207,130    $ 162,669    $ 145,526

Income (loss) before income taxes,
  minority interest, and cumulative
  effect of accounting change            $ (64,750)  $ 589,410   $  31,340   $ (28,930)  $ (16,878)   $   1,430    $ 225,123
Undistributed (earnings) losses of
  less than 50% owned persons, net of
  distributions received                    (1,110)    (36,861)     (1,290)      5,180       3,791        3,718       (6,024)
Combined fixed charges and preferred
  dividend requirements                    261,837     226,468     242,201     220,883     207,130      162,669      145,526
Less: Interest capitalized                  (1,630)     (3,549)    (17,778)    (10,575)     (1,341)        (537)        (212)
      Guarantee of interest on ESOP debt   (20,717)    (19,339)    (17,874)    (16,341)    (14,671)     (11,059)      (9,707)
                                         _________   _________   _________   _________   _________    _________    _________
Total earnings before combined fixed
  charges and preferred dividend
  requirements                           $ 173,630   $ 756,129   $ 236,599   $ 170,217   $ 178,031    $ 156,221    $ 354,706

Ratio of earnings to combined fixed
  charges and preferred dividend
  requirements                                 -          3.34         -           -           -            -           2.44

Excess of combined fixed charges and
  preferred dividend requirements over
  earnings before combined fixed
  charges and preferred dividend
  requirements                           $  88,207   $     -     $   5,602   $  50,666   $  29,099    $   6,448    $     -


(a)  Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.